Exhibit 97
EVERGY, INC.
COMPENSATION RECOUPMENT (MANDATORY CLAWBACK) POLICY
This COMPENSATION RECOUPMENT POLICY (this “Policy”) is adopted as of October 31, 2023, by the Board of Directors (the “Board”) of Evergy, Inc., a Missouri corporation (the “Company”) and shall apply to Covered Compensation that is Received on or after October 2, 2023 (the “Effective Date”).
1.Definitions. Except as otherwise provided above, terminology used in this Policy shall have the following meanings:
(a)“Award Agreement” means any award agreement between the Company and a Covered Individual related to Incentive-Based Compensation of a Covered Individual in place at any time, including prior to the Effective Date.
(b)“Committee” means the Compensation and Leadership Development Committee of the Board.
(c)“Covered Compensation” means a Covered Individual’s Incentive-Based Compensation. Base salaries, discretionary bonuses, awards (either cash or equity) that are based upon subjective, strategic, or operational standards or other performance measures that are not Financial Reporting Measures or equity awards that vest solely upon continued employment are not considered incentive‐based compensation.
(d)“Covered Individual” means, whether former or current, each “executive officer” of the Company (as such term is defined under Section 16 of the Exchange Act).
(e)“Erroneously Awarded Compensation” in connection with any Restatement, the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.
(f)“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(g)“Financial Reporting Measures” means (i) any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) any measures that are derived wholly or in part from such measures, (iii) stock price, and (iv) total shareholder return.
(h)“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
(i)“Listing Standards” means the new rules required to be implemented by the Relevant Exchange pursuant to Section 10D-1 of the Exchange Act that will set forth the specific parameters of erroneously awarded compensation recovery policies required to be adopted by each listed issuer on such Relevant Exchange.
(j)“Look-Back Period” means the three completed fiscal years immediately preceding the date the Company is required to prepare a Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years.

(k)“Received” means, with respect to Incentive-Based Compensation, Incentive-Based Compensation is Received in the Company’s fiscal period during which the applicable Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
(l)“Relevant Exchange” means The NASDAQ Stock Market LLC (or any other national securities exchange on which the Company’s common stock is then listed).
(m)“Restatement” means the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For purposes of determining the relevant recovery period, the date that the Company is required to prepare a Restatement is the earlier to occur of: (i) the date the Board, a committee of the Board of, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
(n)“SEC” means the Securities and Exchange Commission.
(o)“Section 304” means Section 304 of the Sarbanes-Oxley Act of 2002, as amended.
2.Mandatory Clawback.
(a) In the event a Restatement occurs, the Committee shall cause the Company to recover Erroneously Awarded Compensation related to Incentive-Based Compensation Received during the Look-Back Period in compliance with this Policy except to the extent that the conditions of any of paragraphs (i), (ii) or (iii) of this Section 2 are met.
(i)The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; provided, however, before the Committee concludes that it would be impracticable to recover any amount of Erroneously Awarded Compensation related to Incentive-Based Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempts to recover, and, provide that documentation to the Relevant Exchange.
(ii)Recovery would violate home country law where that law was adopted prior to the Effective Date; provided, however, before the Committee concludes that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company must obtain an opinion of home country counsel acceptable to the Relevant Exchange that recovery would result in such a violation and must provide such opinion to the Relevant Exchange.
(iii)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
(b)This Policy shall apply to any Covered Compensation Received by a Covered Individual only if:

(i)it is received after the person begins service as a Covered Individual;
(ii)the person served as a Covered Individual at any time during the performance period for such Covered Compensation; and
(iii)     it is received while the Company has a class of securities listed on a Relevant Exchange.
3.Amount and Method of Recovery.
(a)The Committee will determine the amount of Erroneously Awarded Compensation, subject to Section 3(b) hereof, based on the particular facts and circumstances applicable to the Company and the particular Incentive-Based Compensation and after considering the goal of this Policy to return erroneously awarded compensation to the Company and its shareholders, and the Committee’s fiduciary duties to those shareholders, in making such determination.
(b)For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement: (i) the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and (ii) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Relevant Exchange.
(c)The Committee will determine, in its sole discretion, the method for recovering Incentive-Based Compensation hereunder which may include, without limitation: (i) seeking repayment from the Covered Individual; (ii) reducing the amount that would otherwise be payable to the Covered Individual under current or future Incentive-Based Compensation; (iii) withholding future equity grants or salary increases; (iv) pursuing other available legal remedies; and (v) any combination of the foregoing.
(d)This Policy is not intended to alter or otherwise affect the interpretation of other recovery provisions, including without limitation: (i) those contained in any Award Agreement except to the extent such provisions would conflict with the provisions of the Policy in which case the provisions of the Policy shall supersede the conflicting provisions set forth in any applicable Award Agreement; (ii) those contained in Section 304; or (iii) the determination by the SEC or the courts of when reimbursement is required under Section 304. To the extent that the application of this Policy would provide for recovery of Incentive-Based Compensation pursuant to an Award Agreement, Section 304 or other recovery obligations, the amount the Covered Individual has already reimbursed the Company shall be credited to any required recovery under this Policy. Any Recovery under this Policy will not preclude recovery under Section 304, to the extent any applicable amounts have not been reimbursed to the Company or otherwise recovered.

(e)The Company shall not indemnify any current or former Covered Individual against the loss of Erroneously Awarded Compensation, and shall not pay, or reimburse any current or former Covered Individual for premiums for any insurance policy to fund such Covered Individual’s potential recovery obligations.
4.Administration, Amendment, Termination and Interpretation. This Policy shall be administered by the Committee. The Committee will have full and final authority to interpret, administer, apply and make all determinations with respect to this Policy. All actions taken and all interpretations and determinations made by the Committee will be final, conclusive and binding on the Company, Covered Individuals, and any other interested persons. Either the Committee or the Board may amend this Policy from time to time in its discretion and shall amend this Policy to the extent necessary to conform with the Listing Standards. Subject to maintaining compliance with the Listing Standards and applicable law, the Committee may at any time suspend or terminate this Policy.
5.Effective Date. The terms of this Policy shall apply to any Incentive-Based Compensation that is Received by Covered Individuals on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Individuals prior to the Effective Date.
6.Committee Indemnification. Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
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